EXHIBIT 99.1

The following is a free English translation of the French original for information purposes only, with no binding or other effect

Report of the Chairman of the Board of Directors to the Shareholders’ Meeting of May 11, 2006 on internal control procedures
(fiscal year ending December 31, 2005)

 1. Objectives of internal control

Veolia Environnement, as a company listed on the Paris and New York (NYSE) Stock Exchanges, is subject to the provisions of the French law known as the Financial Security Law, and to the Sarbannes-Oxley (SOX) Law. In particular, with effect from the fiscal year 2006, Article 404 of the SOX Law relating to the assessment of financial reporting by internal control, will apply to the Company.

The internal control procedures in force within the Group are intended:

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to ensure that acts of management take place within the framework provided by the applicable laws and regulations, Company bodies, and the values, standards and rules of the business, as well as within the framework of the strategy and objectives defined by the Company’s general management; and

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to ensure that the accounting, financial and management information provided to Company bodies genuinely reflects the business and situation of the Company and the Group.

The principal objective of the internal control system is to prevent and manage risks arising from the business of the Company, and in particular the risk of errors or fraud in the area of accounting and financial matters. Like any system of control, it cannot, however, provide an absolute guarantee that such risks will be completely eliminated.

This report has been prepared on the basis of contributions received from the departments concerned, and particularly the financial, legal, risk management and audit departments.

It is organized in accordance with the five components of the model of internal control promoted by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) which are the general control environment, risk management, and control, communication and steering activities. This model, which is recognized internationally, is the reference for the Group’s control system.

2. Control environment

Veolia Environnement is organized into four Divisions: Veolia Water, Veolia Energy Services, Veolia Environmental Services and Veolia Transport.

Each division is managed by a Chief Executive Officer who is a member of Veolia Environnement’s Executive Committee. This Committee contributes to the definition and supervision of the implementation of the Group’s strategic objectives. The business of the Group is based essentially on the management of long-term contracts in the water, energy services, waste management and transportation sectors. In order to facilitate the management of these contracts and to take into account the specific requirements of every customer, subsidiaries are often formed or maintained to manage significant contracts. The result is that each Division includes numerous subsidiaries which are themselves under the management of one or more company officers.

In this context, several steps have been taken by Veolia Environnement to raise the awareness of company officers of their responsibilities, particularly in the area of risk management and the establishment of reporting procedures, for example of a financial and legal nature, and to deploy management rules throughout the Group.

2.1 Ethics, Commitment and Responsibility Program

In 2004, the Group strengthened its compliance procedures by updating the Ethics, Commitment and Responsibility Program, which expresses the fundamental values to be shared by all employees such as respect for legality, loyalty, social responsibility, risk management, information, corporate governance and commitment to sustainable development. The program applies to all companies controlled by Veolia Environnement. Since ethics are the business of every employee, standards and procedures have been introduced to draw them to every employee’s attention. The support of Veolia Environnement’s management departments (legal, financial, risk management and audit) guarantees the consistency of the Company’s approach.

The program lays down specific rules of behavior.

Thus, transactions involving the purchase or sale of group securities by management executives are specifically controlled.

Furthermore, the Program contains a Code of Financial Ethics applicable to the principal managers responsible for validating financial and accounting information. These managers are, in particular, subject to special obligations of integrity, diligence and vigilance as regards financial communications.

Rules of conduct and of vigilance are also applicable to all group lawyers and external advisers.

Similarly, rules have been defined with regard to stakeholders outside the Group. Prepared in 2002, the Purchasing Charter defines the values and individual behavior to be observed in relations with suppliers. In this respect it constitutes a guide applicable to the Group’s purchasers. This Charter applies to all the Group’s purchases and supplies, whatever their size, without a minimum turnover requirement.

Furthermore, a framework procurement contract provides for explicit commitments on the part of suppliers as to compliance with employment legislation (prohibition on the employment of children and forced labor, implementation of safety rules, etc), ethical rules and environmental commitments (particularly as regards energy consumption, refuse and waste management). Veolia Environnement’s Group Purchasing Coordination Department ensures compliance with these commitments and carries out audits.

2.2 Ethics Committee

In March 2004, Veolia Environnement’s Executive Committee created an Ethics Committee comprising independent members and governed by internal regulations. Its role is to present any recommendation concerning the fundamental values of Veolia Environnement, to ensure that the Ethics, Commitment and Responsibility Program is widely distributed and understood, and to investigate and report to the entities concerned any breach of the Group’s values. The Ethics Committee can consider any matter relating to the Ethics, Commitment and Responsibility Program. It can also be asked by the Executive Committee of Veolia Environnement, by any Group Company and by any Veolia Environnement employee to consider any difficulties relating to the application of the principles and values contained in the Ethics, Commitment and Responsibility Program, and does so in total independence and confidentiality. It can hear submissions from any Veolia Environnement employee, from the statutory auditors and from any third party, can request the intervention of the Audit Department and can use the services of third party experts.

3. Risk management

In order to strengthen the ability of the Group to anticipate, analyze and weigh risks of all kinds and to ensure the adequacy of the Group’s development in terms of such risks, a Group Risk Management Department was formed in 2004.

Its task is to set up a structured, permanent and adaptable system of management of the Group’s major risks. This department also has responsibility for insurance functions, defining and implementing the Group’s policy in the area of insurance and the management of the Group’s audit.

The Risk Management Department has the triple role of issuing alerts, mobilizing management teams and coordinating expertise. For this reason it has set up an active internal communication policy relating to the approach to the management of risks. In particular, a convention took place in the Group’s training centre in September 2005 attended by more than 200 executives.

The Risk Management Department is responsible for the consistency of the global process of risk management. In this respect, it is directly responsible for identifying events capable of preventing the Group from achieving its objectives, for assessing risks and for overall management, for mapping the Group’s major risks and defining the corresponding plans of action. In addition, it ensures that responses are appropriate: it establishes rules of behavior contributing to an internal environment which is consistent and favorable to risk management, and it takes appropriate action to deal with identified risks.

This approach was first adopted in 2005 and will continue in 2006.

The main risks faced by the Group are described in chapter 4 of the reference document relating to risk factors, and in chapter 20 note 34 of the financial statements as regards the management of financial risks.

Operational risks are managed essentially at the subsidiary level. The Divisions coordinate specific action plans and the Group’s Risk Management Committee monitors implementation of such plans. This Committee met three times in 2005, and in accordance with its work program, for example, looked into the implementation of action plans concerning the security of employees, the management of the risk of Legionnaire’s disease and dioxins, crisis communications and the deployment of the environmental management system, all of which are among the principal operational risks of the Group.

The management of major risks is also a substantial challenge for the Group. For this reason the Finance and Treasury Department has prepared and implemented specific rules establishing centralized treasury management, particularly in relation to the management of exchange and interest rate risks.

4. Control activities

4.1 Organization and procedures relating to the preparation and treatment of financial and accounting information

The deployment of an extended program of adaptation to the new IFRS on the one hand and the creation of Internal Control Departments within the Finance Departments at Group and Division levels, on the other, contribute directly to the reinforcement of internal control over the preparation and treatment of financial information. The Internal Control Departments complement the missions entrusted to the Audit Department.

Organization – An Internal Control Department  was formed in 2004 within the Control and Synergies Department of the Group. It ensures the coordination of all the management departments involved so as to identify, standardize and improve the reliability of key procedures intended to produce items of financial information.

The Internal Control Department carries out its work with a particular focus on the three following areas:

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It identifies and formalizes the key processes for the preparation of financial information in procedures which are widely distributed and adapted to the various operational contexts,

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It harmonizes the management systems associated with their implementation,

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It ensures the adequacy of the skills available within the organization.

In order to apply this approach effectively, the Group’s Internal Control Department runs a network: an Internal Control Department has been created within each Division and internal control correspondents have been identified in the operational units of the four Divisions.

In 2005 the Internal Control Department carried out or initiated a number of actions:

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The distribution of the Group circular defining the rules governing the delegation of signing powers and the separation of functions,

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The preparation of a detailed financial procedures reference document intended to improve the reliability of financial reporting and reduce the risks covered by internal financial control by integrating regulatory restrictions. This reference document will be progressively applied and adapted within the Group’s operational units and subsidiaries.

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The establishment of a permanent training scheme for the Group’s financiers intended to maintain a high level of competence in a rapidly changing regulatory environment.

Two other departments within the Control and Synergies Department have a direct role in the preparation and treatment of financial and accounting information:

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The Financial Control Department  is responsible for the preparation of the Group’s consolidated financial statements and financial documentation as well as the definition and implementation of accounting principles, management methods and systems within the Group. It organizes the budgetary procedure and the monitoring of annual forecasts and takes part in long-term planning work.

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The “Subsidiaries Management” Department is responsible for monitoring the performance of the operational units. It consolidates the monthly management reports and organizes the long-term planning process. It contributes very directly to the coordination between Veolia Environnement, the Divisions and the operational units in terms of all financial functions. It directly assists the Divisions in the management of matters of interest to the Group.

The Audit Department acts throughout the Group in accordance with a charter and an annual program. The Audit Department has 12 members.

The Audit Director reports to the Chairman and Chief Executive Officer of the Group. He takes part in meetings of the Accounts and Audit Committee and presents a summary of the work carried out together with a periodic business report and an audit program.

The role of the Audit Department is to monitor the efficiency of the internal control procedures and to identify improvements to be made. This is done essentially in two ways:

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By the application and use of an annual audit program

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By a detailed and formal assessment of internal control. A program of questionnaires accompanied by tests has been sent out to more than 350 subsidiaries. The results have been analyzed by the Audit and Internal Control Departments, where necessary in collaboration with the officers responsible for the functions concerned. This program contributes to the preparation of the internal control certificate which will be issued with effect from the 2006 fiscal year in accordance with Article 404 of the Sarbannes-Oxley Law.

This exercise has involved the mobilization of very substantial resources, particularly within the Audit Department, the Group’s and Divisions’ Internal Control Departments and more widely among all the subsidiaries concerned. It has resulted in a very marked increase in the level of awareness of the subsidiaries’ finance and operating officers of the challenges posed by internal control and of the action plans which relate, in particular, to the formalization of procedures, the separation of tasks and computer security.

Procedures – Prior to the annual settlement of financial statements, a set of instructions is issued by the Financial Control Department  to the principal accounting officers of the Group. It lists all the accounting and financial information necessary for the preparation of the published financial documentation. It recalls any new accounting regulations and provisions and specifies how they are to be applied.

In the absence of a reason to do otherwise, accounting information is gathered from a unified information system.

Upon receipt of the accounts, coordinating meetings are organized between the Group’s Finance Department and those of the Divisions. The purpose of these meetings is to verify that these accounts have been prepared in accordance with the rules and to assess how the principal aggregate figures and indicators have evolved compared to the previous fiscal year, as well as to carry out an analysis of the justification of the major components of the balance sheet. Furthermore, the Group’s Finance Department carries out a review of the financial statements of each Division and analyses variations in comparison with the previous fiscal year and by reference to budget forecasts.

With a view to transition to IFRS, Veolia Environnement’s Consolidation Manual has been updated and validated by the statutory auditors. The principles and standards applicable to the Group’s financial statements are available on the Finance Department’s intranet site.

Similarly, the principal accounting procedures and particularly those relating to account closing have been reviewed and updated.

The statutory auditors also conduct reviews of the procedures. They have access to the analyses carried out by the Group’s Finance Department by virtue of their participation in coordination meetings at Division and Group level.

4.2 Other control activities

The Group’s Tax Department contributes to the definition of consistent tax management procedures within the Group. A note has been prepared on the organization of the Group’s tax functions, which updates the missions, methods, responsibilities and operating principles of the network of tax officers. A number of key tax procedures dealing with risks, controls, use of advisers and subcontractors are in the process of being prepared or applied. Furthermore, the inclusion of the tax function in the accounting processes has been strengthened. The tax officers of each Division, liaising with the Group’s Tax Department, are responsible for their application through a network of tax correspondents based in the Group’s operational units.

The task of the Group’s Information Systems Department is to define the Group’s policy as regards information systems and to organize the network of IT technicians.

The Group’s Legal Department also contributes directly to the control activities. In particular, it has developed a procedure for reporting litigation and disputes and participates in the management of the Group’s off-balance sheet obligations. Emphasis is also placed on the delegation of powers and their monitoring as well as the selection of the Group’s company officers.

Control structures have also been developed within the Group’s Divisions and subsidiaries.

Each Division has a Finance Department particularly in charge of the application of rules of consolidation and budgetary procedure at its level. More widely, a number of Group procedures had been applied within the Divisions according to defined delegation thresholds. This is the case, for example, of the procedure for the selection of investments.

In each subsidiary, specific procedures can be established depending, in particular, on the activity, the geographical location or the composition of the Company’s shareholders.

5. Information and communication

The principal procedures developed by the Group are published on the Company’s intranet.

The Chief Executive Officers and Finance Directors of the Divisions provide the Group’s general management with so-called “affirmation” letters certifying in particular the accuracy of the financial and accounting information provided to the parent company and its compliance with the laws and regulations in force.

As is stated in the first part of this report, the Accounts and Audit Committee of the Board of Directors, together with the statutory auditors, examines the relevance and permanence of the accounting methods adopted for the establishment of the parent company and consolidated financial statements. It is regularly informed of the organization of internal control in relation to financial and accounting information, of the principal procedures and measures put in place in this context at Group level and of the contents and execution of the internal audit plan. This Committee met seven times in 2005.

6. Running the business

6.1 General management

The running of the business and the coordination of internal control at Group level are the responsibility of general management and of the appropriate management departments. The Risk Management Committee and the Communications Committee created by general management also contribute to this.

6.2 The Risk Management Committee

Chaired by the Group’s Senior Executive Vice President, and organized by the Director of Risk Management, two or three representatives per Division together with the competent officers from Veolia Environnement meet at regular intervals. The task of this Committee is in particular to contribute to the mapping of the Group’s major risks to promote the exchange of best practice and to ensure that the Group’s risk strategy is implemented.

6.3 The Communication Committee

Meetings of the Communication Committee are chaired by the Chairman and Chief Executive Officer or, in his absence, by the Senior Executive Vice President. The Chief Executive Officers of each of the Divisions and the principal managers of the Company’s central departments are also permanent members of this Committee.

The principal task of the Communication Committee is to define the process of preparation and drafting of the reference documents and American annual report (Form 20-F) to examine the information provided and to approve the final version of these documents intended to be filed with the French and American stock exchange authorities.

The Chairman of the Board of Directors

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